



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

IIF 28 2012   ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-30466

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sigma Financial Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4261 Park Road
                                 (No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

Ann Arbor	MI	48103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brandon Rydell   734 663-1611
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
                        (Name – *if individual, state last, first, middle name*)

One North Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

12012165

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Brandon Rydell_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sigma Financial Corporation_____, as of December 31_____, 20 11____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

Vice President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sigma Financial Corporation
**Financial Statements and
Supplementary Information
Pursuant to Rule 17a-5 of the Securities
Exchange Act of 1934
December 31, 2011**



Sigma Financial Corporation
Financial Statements and
Supplementary Information
Pursuant to Rule 17a-5 of the Securities
Exchange Act of 1934
December 31, 2011

Sigma Financial Corporation
Index
December 31, 2011



pwc

Report of Independent Auditors

To the Stockholder of
Sigma Financial Corporation

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Sigma Financial Corporation (the "Company") at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2012

Sigma Financial Corporation
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$ 5,047,290
Commissions receivable	2,257,119
Interest receivable	52,568
Other receivables	303,859
Receivable from clearing broker	489,220
Representative fees receivable	149,763
Fixed assets, net of accumulated depreciation of $386,487	112,808
Certificate of deposits, at fair value	1,000,000
Other assets	1,084,084
Total assets	$ 10,496,711

Liabilities and Stockholder's Equity

Commissions payable	$ 2,965,274
Management fees payable	168,281
Accounts payable and other liabilities	1,373,223
Total liabilities	4,506,778

Stockholder's equity

Common stock, $1 par value, 50,000 shares authorized, 8,704 shares issued and outstanding	8,704
Additional paid-in capital	650,000
Retained earnings	5,331,229
Total stockholder's equity	5,989,933
Total liabilities and stockholder's equity	$ 10,496,711

The accompanying notes are an integral part of these financial statements.

Sigma Financial Corporation
Statement of Income
Year Ended December 31, 2011

Revenues	
Commissions	$ 50,760,555
Management fees	1,415,000
Representative fees	1,916,237
Interest	646,310
Account fees and other charges	321,007
Vendor sponsorships	675,778
Other	417,622
Total revenues	56,152,509
Expenses	
Commissions	43,685,552
Management fees	5,573,539
Insurance	1,140,385
Litigation and legal fees	1,809,005
Regulatory and licensing fees	293,934
Clearing and brokerage	173,883
Computer support and software	647,427
Other	1,787,715
Total expenses	55,111,440
Net income	$ 1,041,069

The accompanying notes are an integral part of these financial statements.

Sigma Financial Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances at December 31, 2010	8,704	$ 8,704	$ 650,000	$ 6,827,369	$ 7,486,073
Distribution of common shares of subsidiary on January 1, 2011				(1,402,147)	(1,402,147)
Net income				1,041,069	1,041,069
Cash distributions to stockholder				(1,135,062)	(1,135,062)
Balances at December 31, 2011	8,704	$ 8,704	$ 650,000	$ 5,331,229	$ 5,989,933

The accompanying notes are an integral part of these financial statements.

Sigma Financial Corporation
Notes to Financial Statements
Year Ended December 31, 2011

Cash flows from operating activities	
Net income	$ 1,041,069
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	23,797
Changes in assets and liabilities	
Decrease in receivable from clearing broker	80,188
Increase in commissions receivable	(246,629)
Increase in representative fees receivable	(72,456)
Decrease in interest receivable	35,282
Decrease in other receivables	153,910
Decrease in other assets	105,788
Decrease in commissions payable	(21,835)
Decrease in management fees payable	(9,658)
Increase in accounts payable and other liabilities	474,952
Net cash provided by operating activities	1,564,408
Cash flows from investing activities	
Purchases of fixed assets	(27,662)
Net cash used in investing activities	(27,662)
Cash flows from financing activities	
Cash Distributions to shareholder	(1,135,062)
Net increase in cash and cash equivalents	401,684
Cash and cash equivalents, beginning of year	4,645,606
Cash and cash equivalents, end of year	$ 5,047,290
Non cash financing activity - distribution of subsidiary	$(1,402,147)

The accompanying notes are an integral part of these financial statements.

Sigma Financial Corporation
Notes to Financial Statements
Year Ended December 31, 2011

1. **Summary of Significant Accounting Policies**

   Organization and Nature of Business
   Sigma Financial Corporation ("Company") is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was incorporated under the laws of the State of Michigan in September 1983 and is wholly owned by Jerome S. Rydell.

   As of January 1, 2011, the Company distributed the common stock of its wholly owned subsidiary, Sigma Planning Corporation ("SPC"). SPC is no longer consolidated within these accounts as the shares were distributed in a non taxable transaction under common control in which no gain or loss was recorded.

   The Company offers to its customers various investment products, including mutual funds, equity and fixed income securities, 1031 exchange tenant in common programs, direct participation programs, variable life insurance and variable annuity contracts through independent registered representatives which operate in 450 independent branch offices located in 52 states and/or territories. The Company introduces and clears its general securities trading activity through First Clearing, LLC ("FCC") and National Financial Services, LLC ("NFS"). The Company anticipates clearing through National Financial Services, LLC exclusively on January 30, 2012.

   The Company operates pursuant to SEC Rule 15c3-3(K)(2)(ii) clearing all transactions on a fully disclosed basis through its clearing firms and does not hold customer funds or safekeep customer securities.

   Basis of Presentation
   The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   Uses of Estimates
   The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Revenues and Expenses
   Commission revenue, including mutual fund concession income, general securities commissions, 1031 exchange tenant in common program commissions, direct participation program commissions, insurance product commissions and service fees as well as related commission expense result from individual customer securities transactions and are recorded on a trade date or accrual basis in the accompanying statement of income.

   Representative fees consist of monthly fixed fees charged to registered representatives. The fees cover various costs and services the Company provides to registered representatives such as registration and licensing and technology support, and are recorded on the accrual basis.

   The Company earns interest on its cash balances on deposit with financial institutions. A majority of the interest income is earned on deposits with FCC. FCC credits the Company interest based on a sharing agreement in which the Company is credited a percentage of the interest that FCC

earns on deposits, free credit balances and margin borrowings of customers introduced by the Company.

Other revenues in the statement of income include mostly sponsorship revenues and other revenues earned in the normal course of business. Sponsorship revenues are earned in providing vendors the opportunity to present their products at sales and educational conferences hosted by the Company.

Management fees are earned from SPC, a related entity, for services provided by the Company's representatives to SPC (Note 6).

In the statement of income, commission expenses are the amounts that are due to representatives for their commissions earned. Commission expense varies for each representative and is calculated as a percentage of commission revenues. Commission expense is recorded on a trade date or accrual basis.

The Company incurs insurance expenses which relate to the errors and omissions policy, general business insurance policies, fidelity bonds and other various insurance expenses. Other expenses in the statement of income include various expenses such as advertising expenses, conference costs, depreciation and other expenses incurred in the normal course of business.

Fair Value Measurements
The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets, are as follows:

Level I   Unadjusted quoted prices in active, accessible market to identical assets or liabilities. There are no financial assets or liabilities classified as Level I.

Level II   Other inputs that are directly or indirectly observable in the marketplace. In this category, the Company includes its certificate of deposit at fair value as the valuation inputs are based on other inputs that are directly or indirectly observable in the marketplace.

Level III   Unobservable inputs which are supported by little or no market activity. There are no financial assets or liabilities classified as Level III.

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, and accounts payable. The carrying values of these financial instruments approximate fair value because of the short-term nature of these instruments.

Cash and Cash Equivalents
The Company's cash and cash equivalents consist of funds on deposit in corporate accounts at a commercial bank and money market funds. Included in cash and cash equivalents on the Statement of Financial Condition are also balances on deposit in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC in the amount of $74 and a restricted cash deposit for margin requirements at FCC and NFS in the amount of $100,017 and $75,000 respectively as of December 31, 2011.

Cash equivalents include assets easily convertible to cash with original maturities of less than 90 days. Money market funds are stated at cost, which approximates fair value.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which range from 3 to 12 years. Maintenance and repairs of assets are expensed as incurred.

Income Taxes
SFC is organized and taxable under the applicable provisions of the Internal Revenue Code as an S Corporation. Under such provision, SFC is not subject to federal income tax. As such, each stockholder is liable for the taxes, if any, on their distributive share of income. SFC is, however, subject to various state assessments and fees for brokers doing business in the state. These amounted to $508,765 for the year ended December 31, 2011 in the statement of income.

2. **Receivable from Clearing Broker**

The receivable from clearing broker primarily represents the amounts due from FCC relating to commission revenues, net of the related clearing fees and liabilities. These revenues and expenses result from customer securities transactions introduced by the Company and cleared by FCC which are recorded on a trade date basis. Amounts receivable from and payable to FCC are recorded net in receivable from clearing broker on the accompanying statement of financial condition in accordance with FASB ASC 210, *Balance Sheet Offsetting*.

3. **Fixed Assets**

Fixed assets consisted of the following at December 31, 2011:

Office equipment	$ 499,295
Less: Accumulated depreciation	(386,487)
Fixed assets, net of accumulated depreciation	$ 112,808

4. **Other Assets**

Other assets consist mainly of prepaid errors and omissions insurance expenses. Included in other assets in the Statement of Financial Condition is $567,836 pertaining to prepaid errors and omissions insurance expense. On limited occasions, the Company provides financial support to newly contracted representatives by executing forgivable loans to the representative which are included in other assets in the Statement of Financial Condition. The loans have contract terms that require the representative to maintain yearly minimum production requirements for a stated period typically ranging from 3 to 7 years. The Company realizes the economic benefit once the representative reaches the minimum yearly production requirement and a portion of the loan principal is forgiven.

5. **Stockholder's Equity**

The Company makes periodic distributions to its stockholder based on the cash balances, net capital, and net income of the Company. Distributions are recognized when declared and included in the Statement of Changes in Stockholder's Equity.

6. **Related Party Transactions**

The Company receives various services such as personnel, the use of telecommunications, office space, systems and equipment, and other general and administrative support from B-D Ops, LLC ("B-D Ops"), a company owned by Jerome S. Rydell and Sammons Securities, Inc., an affiliate of the Company. B-D Ops has a formal management services agreement with the Company and Sammons Securities Company, LLC ("SSC"), an affiliate of the Company, whereby B-D Ops provides such services to the Company and SSC in return for a management fee.

Management fees are computed based on the total costs incurred by B-D Ops resulting from services provided to the Company and SSC. Management fees are allocated between the Company and SSC based on a pro-rata share of their combined revenues and their combined number of registered representatives.

Included in the statement of income is $5,573,539 relating to management fees to B-D Ops., of which $168,281 were payable as of December 31, 2011.

The Company also receives management fees from SPC, an affiliate. The management fees are calculated based on the revenues of SPC, a registered investment advisor. The statement of income includes $1,415,000 relating to management fees from SPC, of which $20,000 has been accrued in other receivables in the statement of financial condition as of December 31, 2011

7. **Commitments and Contingent Liabilities**

The Company is subject to legal and regulatory actions in the ordinary course of its business.

The Company has pending arbitrations and litigation actions as of December 31, 2011. The arbitrations and litigation have been brought against the Company for damages in.the execution of securities transactions with claims ranging from $300,000 to $4,000,000. Some of the claims are in excess of errors and omissions policy limits. The outcome of any arbitration is unknown at this time due to various circumstances. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation matters should not have any material adverse effect on the Company's financial statements.

At December 31, 2011, the Company recorded a reserve of $829,473 for potential losses and the defense in connection with these matters. This is included with litigation and legal fees in the statement of income.

8. **Subsequent Events**

As of the date of issuance and subsequent to the balance sheet date the Company had additional claims brought against the Company. The claims have been brought against the Company for damages in the execution of securities transactions with claims ranging from $125,000 to $3,250,000. The Company will record a reserve of $300,000 in January 2012 for the defense of these subsequent claims.

In February 2012, the Company resolved two pending arbitrations which were brought against the Company for damages in the execution of securities transactions. The resolution of the arbitrations did not have a material effect on the Company's financial statements.

Sigma Financial Corporation
Notes to Financial Statements
Year Ended December 31, 2011

9. Concentrations of Credit Risk

The Company maintains its cash balances in several accounts with FCC, NFS, and two financial institutions located in Michigan and Ohio. The balances with the financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The primary financial institution utilized by the Company is also a participant in the Temporary Unlimited FDIC Coverage for Noninterest-Bearing Transaction Accounts that covers noninterest bearing transaction accounts through December 31, 2012. At December 31, 2011, the Company did not have uninsured cash balances with the financial institutions. At December 31, 2011, the Company had $100,017 of cash on deposit with FCC and $78,688 of cash on deposit with NFS.

10. Guarantees and Indemnification

FASB ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees*, requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Securities transactions of the Company's customers are introduced and cleared through FCC and NFS. Pursuant to the clearing agreements, FCC and NFS have the right to seek reimbursement from the Company for certain losses that may result from transactions with such customers. The Company's policy is to minimize related risk through the use of a variety of exposure reporting and control procedures, including reviewing, as necessary, the credit standing of each customer with which it conducts business. As of December 31, 2011 no such reimbursement requests have been received or are outstanding.

11. Net Capital Requirements

SFC is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2011, SFC had net capital of $3,918,580 which was $3,618,128 in excess of its required net capital of $300,452. SFC's ratio of aggregate indebtedness to net capital was 1.15 to 1.

SFC claims exemption from Customer Protection-Reserves and Custody of Securities Rule 15c3-3 pursuant to section (k)(2)(ii). SFC introduces its customers' accounts and acts as a finder agent in the sale of general securities and mutual funds. All customer transactions are cleared through a broker-dealer on a fully disclosed basis and SFC does not hold customer funds or safekeep customer securities.

Supplemental Schedules

Sigma Financial Corporation
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2011

Supplemental Schedule I

Net capital

Total stockholder's equity qualified for net capital	$ 5,989,933

Deductions and/or charges

Total nonallowable assets

Commission receivable	344,183	
Representative fees receivable	149,763	
Other receivable	305,744	
Fixed assets	112,808	
Other assets	1,084,084	
Total nonallowable assets		1,996,582
Other deductions and/or charges		62,772
Net capital before haircuts		3,930,579
Haircuts on other securities		11,999
Net capital		$ 3,918,580
Aggregate indebtedness		$ 4,506,778

Computation of basic net capital requirements
Pursuant to SEC Rule 15c3-1

Minimum net capital required (6 2/3% of aggregate indebtedness)	(A) $	300,452
Minimum dollar net capital requirement	(B)	250,000
Net capital requirement (greater of (A) or (B))		300,452
Excess net capital (net capital, less net capital requirement)		3,618,128
Excess net capital at 1,000 percent (net capital less 120% of minimum dollar requirement)		$ 3,618,580
Ratio of aggregate indebtedness to net capital		1.15 to 1

There are no material differences between the computation above and the computation included in the SFC's corresponding unaudited amended FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2011.

Sigma Financial Corporation

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3of the Securities and Exchange Commission

December 31, 2011   **Supplemental Schedule II**

The Sigma Financial Corporation claims exemption under Section (k)(2)(ii) of Rule 15c3-3.

There are no material differences between the computation above and the computation included in the SFC's corresponding unaudited amended FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2011.



pwc

**Report of Independent Auditors on Internal Control Required
by SEC Rule 17a-5 (g)(1)**

To the Stockholder of
Sigma Financial Corporation

In planning and performing our audit of the financial statements of Sigma Financial Corporation (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. Periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2012



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